November 26, 2008

Tia Jenkins
Senior Assistant, Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Dress Barn, Inc. Form 10-K for Fiscal Year Ended July 26, 2008 Filed September 24, 2008 File No. 000-11736

Dear Mr. Jenkins:

The Dress Barn, Inc. (the “Company”) acknowledges receipt of the comment letter from the Securities and Exchange Commission dated November 21, 2008. For convenience of reference, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response.

Form 10-K for Fiscal Year Ended July 26, 2008

b) Management’s Assessment of Internal Control over Financial Reporting, page 34

Item 9A. Controls and Procedures

1. We note your disclosure of a material weakness and conclusion that internal control over financial reporting “for income taxes” was not effective. Your management report did not comply with the requirement of Item 308(a)(3) of Regulation S-K. The existence of a material weakness will preclude management from concluding that internal control over financial reporting is effective. Accordingly, please revise to state in clear and unqualified language your conclusion of the effectiveness of your internal control over financial reporting (in whole). Refer to SEC Release 33-8809 for further guidance.

The Company will file a Form 10-K/A to amend subparagraph (a) of Item 9A to include the requested disclosure. A marked copy of the proposed revisions to Item 9A is attached as Exhibit 1.

Segments, F-25

2. Based on your discussion of cost of sales and selling, general and administrative (“SG&A”) expenses in Management’s Discussion and Analysis on page 20 it appears that cost of sales and SG&A expenses for each of the operating segments are key measures used by management and should be disclosed herein. Please refer to the guidance of SFAS No. 131, particularly paragraphs (27) and (29).

Paragraph 27 of SFAS No. 131 states “An enterprise shall report a measure of profit or loss and total assets for each reportable segment”. While paragraph 27 of SFAS No. 131 goes on to list various items that should be disclosed if they are regularly provided to the chief operating decision maker, neither cost of goods sold nor selling, general and administrative expenses are included in (a)-(j).  Paragraph 29 of SFAS No. 131 further states “The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance”.  The measure that David R. Jaffe, the Company’s Chief Executive Officer and the “chief operating decision maker” as defined in SFAS No. 131, uses to evaluate each segment’s performance is operating income, which is disclosed in the segment footnote.  Paragraph 30 of SFAS No. 131 states “If the chief operating decision maker uses only one measure of a segment’s profit or loss in assessing performance and deciding how to allocate resources, segment profit and loss should be reported at that measure”, further supporting that SFAS No. 131 does not require the various components of that key measure to be disclosed, just the key measure itself.  In the MD&A the Company discusses cost of sales and SG&A expenses for each of the segments solely as a means for the Company’s investors to understand its overall profitability and expense structure. Therefore, the Company respectfully disagrees with the Staff’s comment and does not consider it necessary, or required by SFAS No. 131, to disclose each segment’s cost of sales and SG&A expenses in its segment footnote.

Upon clearing the Staff's comments, the Company will file a Form 10-K/A, which will reflect the proposed revisions to Item 9A. set forth in the attached Exhibit 1, to amend its Form 10-K for the fiscal year ended July 26, 2008.

In addition, as requested in the Staff's letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information, please call the undersigned at (845) 369-4601.

Very truly yours,

/S/ REID HACKNEY
Reid Hackney
Vice President, Finance &
Corporate Controller

cc:
        The Dress Barn, Inc.
David R. Jaffe, President and CEO
Armand Correia, SVP and CFO
Gene Wexler, SVP and General Counsel

The Dress Barn, Inc.
Response SEC Comment Letter dated November 21, 2008

EXHIBIT 1- MARKED ITEM 9A

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a−15(e) and 15d−15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of July 26, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, due to a material weakness in internal control over financial reporting ~~for income taxes~~ described below in Management’s Annual Report on Internal Control Over Financial Reporting, the company’s disclosure controls and procedures were not effective as of July 26, 2008.

(b) Management’s Assessment of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a−15(f) and 15d−15(f) under the Exchange Act. Our internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of July 26, 2008. In making this assessment, management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this evaluation, management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the following material weakness, management has concluded that our internal control over financial reporting ~~for income taxes~~ was not effective as of July 26, 2008 based upon the criteria issued by COSO.

The Company’s processes, procedures and controls related to income taxes were not effective to ensure that amounts related to current taxes payable, certain deferred tax assets and liabilities, the current and deferred income tax expense and related footnote disclosures were accurate. The Company did not maintain effective controls over the review and analysis of supporting working papers for the tax balances noted above. As a result these balances required adjustments to be recorded in accordance with generally accepted accounting principles. These control deficiencies were caused by turnover of personnel in the Company’s tax department that resulted in inadequate internal tax resources, lack of oversight of the work performed by outside tax advisors, and lack of controls and procedures over the tax accounting process which did not provide for a complete, comprehensive and timely review of the income tax accounts and required income tax footnote disclosures.

Our independent registered public accounting firm has issued an attestation report on our assessment of our internal control over financial reporting. The report appears herein below.

(c) Changes in Internal Control Over Financial Reporting

Other than the material weakness noted above, there was no change in our internal control over financial reporting during the quarterly period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Remediation Plan for Material Weakness in Internal Control Over Financial Reporting

The Company developed the following plan to remediate the material weakness ~~in income taxes~~ identified above:

•
In April 2008 the Company hired an Assistant Vice President of Tax, who has experience in accounting for income taxes. Subsequent to year end the Company filled the remaining open positions in the tax department with professionals trained and experienced in income taxes. Management recognizes that a tax department, staffed with the appropriate tax accounting expertise, is important for the Company to maintain effective internal controls on an ongoing basis;

•
Improve documentation and institute more formalized review of tax positions taken, with senior management and external experts, to ensure proper evaluation and accounting treatment of complex tax issues;

•	Evaluate and, if necessary, supplement the resources provided by our external expert;
•	Accelerate the timing of certain tax review activities during the financial statement closing

We anticipate the actions described above and resulting improvements in controls will strengthen our internal control over financial reporting relating to accounting for income taxes and will, over time, address the related material weakness that we identified as of July 26, 2008. However, because the remedial actions relate to the training of personnel and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operations of these controls, for at least several quarters, may be required prior to management being able to conclude that the material weakness has been remediated.